UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒   Annual Report pursuant to Section 15(d)of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2009,

or

☐    Transition report pursuant to 15(d) Of the Securities Exchange Act of 1934

for the Transition Period from                to               .

Commission File Number No. 0-14555

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

VIST FINANCIAL CORP.

401(K) Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

VIST FINANCIAL CORP.

1240 Broadcasting Road

Wyomissing, Pennsylvania 19610

(610) 208-0966

VIST Financial Corp. 401(k) Retirement Savings Plan

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Trustees

VIST Financial Corp. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the VIST Financial Corp. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

ParenteBeard LLC
Reading, Pennsylvania
June 28, 2010

VIST Financial Corp. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Assets
Investments, at fair value:
Common/collective trust funds	$2,276,025	$1,211,115
Mutual funds	9,545,284	7,739,557
Common stock	537,507	453,406
Participant loans	289,886	263,582

Total investments at fair value	12,648,702	9,667,660

Liabilities

Excess contributions payable	0	8,014
Total Liabilities	0	8,014

Net Assets Available for Benefits at Fair Value	12,648,702	9,659,646
Adjustment from fair value to contract value for fully benefit responsive investment contract	(15,276)	59,312

Net Assets Available for Benefits	$12,633,426	$9,718,958

See notes to financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008

Investment (Loss) Income

Net (depreciation) appreciation in fair value of investments	$2,014,590	$(5,252,808)
Interest and dividends	216,888	291,589

	2,231,478	(4,961,219)

Contributions

Participants	1,074,033	1,083,736
Employer	474,373	694,972
Rollovers	213,194	11,844

	1,761,600	1,790,552

Benefits Paid to Participants	(1,075,254)	(2,207,580)

Administrative Expenses	(3,356)	(3,079)

Net Increase (Decrease)	2,914,468	(5,381,326)

Net Assets Available for Benefits - Beginning of Year	9,718,958	15,100,284

Net Assets Available for Benefits - End of Year	$12,633,426	$9,718,958

See notes to financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Description of the Plan

The following description of the VIST Financial Corp. 401(k) Retirement Savings Plan (the Plan) formerly known as Leesport Financial Corp. 401(k) Retirement Savings Plan is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1990, and amended thereafter.  The Plan is a contributory defined contribution plan covering employees of VIST Financial Corp. (the Company), who have completed one month of service and are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the first day of the calendar quarter next following the date eligibility requirements are met. If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the Plan.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

Contributions

There are several types of contributions that can be added to a participants account:  an employee salary deferral contribution, an employer matching contribution and an employer qualified nonelective contribution. The Plan allows for employer profit sharing contributions and automatic enrollment of participants at a 2% deferral rate. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants may contribute a portion of their annual pre-tax compensation by way of a salary deferral contribution up to the maximum amount allowed under current federal income tax laws.  The employer contributes an amount equal to 150% of the participants elective deferral contributions which are not over 2% of the participant’s pay, plus 100% of the participant’s elective deferral contributions which are over 2% but not over 3% of the participant’s pay, plus 50% of the participant’s elective deferral contributions which are over 3% but not more than 7% of the participant’s pay.

In July 2009, the Plan was amended to to allow for the employer match contribution percentage to be determined by the Board of Directors on an annual basis.  For the years 2009 and 2010, the employer match contribution percentage was equal to 50% on the first 2% of a participant’s elective deferral contribution.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Description of the Plan (Continued)

Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution, if any, to be made from current or accumulated net earnings. In addition, the employer may make a qualified nonelective contribution on behalf of the non-highly compensated employees.

The participants may direct their contributions into several different investment options. Employees must meet certain requirements to receive an allocation of the employer matching and profit sharing contributions. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation and depreciation of Plan assets), and charged with an allocation of administrative expenses.  Allocations of the employer qualified nonelective and profit sharing contributions are based on participants’ compensation while allocations of Plan earnings are based on participants’ account balances.  Loan and disbursement processing fees are charged to the respective participants’ accounts. Other administrative expenses are allocated pro rata based on the participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

A participant is 100% vested at all times in the participant’s salary deferral, rollover account and the employer qualified nonelective account regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Description of the Plan (Continued)

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or in installments.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his/her vested account balance does not exceed $1,000.  If the account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.  However, terminated participants may elect to receive their salary deferral accounts at any time. There were no distributions due participants at December 31, 2009 and 2008, respectively.

Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan administrator.  Participants may borrow from their accounts up to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date that the loan is made, or 50% of their vested account balance.  If the participant’s vested account balance is $20,000 or less, the maximum loan shall not exceed the lesser of $10,000 or 100% of the participant’s vested account balance.  Loan terms range from one to five years, however, repayment terms can exceed five years if the loan is used for the purchase of a primary residence.  The loans bear interest at a reasonable interest rate defined as the prevailing interest rate charged by local financial institutions in the business of lending money for secured personal loans.  The repayment of these loans is made through payroll deductions. The minimum loan amount is $1,000.

Administrative Expenses

Administrative costs of the Plan are absorbed by the Plan through the use of forfeited balances.  However, if the balance of the forfeiture account is not adequate to pay the expenses, the Plan sponsor pays the administrative expenses.

Forfeited Accounts

As of December 31, 2009 and 2008, forfeited employer matching non-vested accounts amounted to $6,602  and $11,615, respectively.  Forfeitures of employer matching and employer profit sharing non-vested accounts may be used either to pay future administrative expenses of the Plan, or to reduce future employer contributions.  During the years ended December 31, 2009 and 2008, forfeitures applied against administrative expenses and employer matching contributions amounted to $17,226 and $41,484.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements, follows:

Basis of Accounting

The financial statements of the Plan are prepared based on accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The plan invests in investment contracts through a common/collective trust fund. Contract value for this common/collective trust fund is based on the net asset value of the fund as reported by the investment advisor. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009.  On that date, the FASB’s ASC became the official source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP.  The ASC supersedes all existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative guidance for SEC registrants.  All guidance contained in the ASC carries an equal level of authority.  All non-grandfathered, non-SEC accounting literature not included in the ASC is superseded and deemed non-authoritative.  While the conversion to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies, it does not change U.S. GAAP.  Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.  The adoption of the Codification did not have any impact on the Plan’s financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events

Effective April 1, 2009, the Company adopted FASB ASC 855, Subsequent Events.  FASB ASC 855 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  FASB ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that should be made about events or transactions that occur after the balance sheet date.  In preparing these financial statements, the Company evaluated the events and transactions that occurred after December 31, 2009 through the date these financial statements were issued.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

The Plan adopted FASB ASC 740, Income Taxes, which clarifies the evaluation of a tax position using a two step measurement. The first step is utilized to determine if a tax position will be sustained upon recognition and the second step determines if the tax position meets a more likely than not recognition threshold in order to determine the amount of benefit to recognize in the financial statements. As the Plan is exempt from federal income taxes, the adoption of FASB ASC 740 will not have a material effect on these financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Note 3 — Investments

Fair Value Measurements and Fair Value of Financial Instruments

The Plan uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.  The Plan’s financial instruments are valued at fair value on a recurring basis.

Management uses its best judgment in estimating the fair value of the Plan’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amount the Plan would realize in a sale transaction on the dates indicated.  The estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period end.

The following methods and assumptions were used to estimate the fair values of the Plan’s financial instruments at December 31, 2009 and December 31, 2008:

FASB ASC 820 “Fair Value Measurements and Disclosures” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction.  Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 3 — Investments (Continued)

FASB ASC 820 requires that the use of valuation techniques by the Plan are consistent with the market approach, the income approach and/or the cost approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.  The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs).  Valuation techniques are consistently applied and inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, FASB ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to values determined using unobservable inputs.

The three levels defined by FASB ASC 820 hierarchy are as follows:

Level 1:            Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2:            Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date.  The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items whose fair valued is calculated using observable data from other financial instruments.

Level 3:            Assets and liabilities that have little to no pricing observability as of the reported date.  These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following methods and assumptions were used to estimate the fair value of the Plan’s financial assets and financial liabilities:

Common Stock

These investments are valued at the closing price reported on the active market on which the individual securities are traded.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 3 — Investments (Continued)

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. Further information concerning the common/collective trust funds may be obtained from their separate audited financial statements.

Participant Loans

Loans to participants are valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The following tables present the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statements of Net Assets Available for Benefits at December 31, 2009 and December 31, 2008.  As required by FASB ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 3 — Investments (Continued)

Assets at Fair Value as of December 31, 2009

	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual Funds:
Balanced Funds	$2,090,743	$—	$—	$2,090,743
Fixed Income	1,720,962	—	—	1,720,962
Equity	5,733,579	—	—	5,733,579

Common/Collective Trust Funds	—	2,276,025	—	2,276,025

Common Stock	537,507	—	—	537,507

Participant Loans	—	—	289,886	289,886

Total Assets at Fair Value	$10,082,791	$2,276,025	$289,886	$12,648,702

Assets at Fair Value as of December 31, 2008

	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Balanced Funds	$1,756,807	$—	$—	$1,756,807
Fixed Income	1,417,664	—	—	1,417,664
Equity	4,565,086	—	—	4,565,086

Common/Collective Trust Funds	—	1,211,115	—	1,211,115

Common Stock	453,406	—	—	453,406

Participant Loans	—	—	263,582	263,582

Total Assets at Fair Value	$8,192,963	$1,211,115	$263,582	$9,667,660

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 3 — Investments (Continued)

The following table presents a summary of the changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3 Assets

Year Ended December 31

Participant Loans

	2009	2008

Beginning Balance	$263,582	$337,476
Net purchases, sales, issuances and settlements	26,304	(73,894)

Balance End of Plan Year	$289,886	$263,582

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 3 — Investments (Continued)

The following table presents the fair value of investments as of December 31:

Investments	2009		2008

Common/Collective Trust Funds:
Principal Stable Value Sgnture	2,276,025	*,**	1,211,115	*,**
Mutual funds:
Black Rock Inflation Protection R4	0		27,704
Calvert Soc Inv Bond A Fund	165,285		216,841
Principal Inflation Pro R4 Fund	334,486		0
Principal Inv Lf Tm Strat Inc Sel	1,156		1,203
Principal Preferred Secs R4	1,221,191	*	1,173,118	*
Principal Inv LifeTime 2010	241,237		804,567	*
Principal Inv LifeTime 2020	556,249		229,707
Principal Inv LifeTime 2030	870,126	*	529,827	*
Principal Inv LifeTime 2040	349,815		159,606
Principal Inv LifeTime 2050	72,160		31,897
Principal Large Cap Value III R4	93,734		45,499
Am Funds Fdmntl Inv R3	307,518		293,883
Am Fds Grth Fd of Am R3	247,782		146,302
Principal Large Cap Growth R4 Fund	977,259	*	916,158	*
Davis New York Venture A Fund	1,133,304	*	998,189	*
Principal S&P 500 Idx Inst Fund	436,439		314,400
AIM Capital Development R	564,030		447,438
Principal Mid Cap I R4	23,207		10,265
Principal Sm Cap Value I R4 Fund	66,255		28,361
Fidelity Adv Small Cap T	21,006		0
Principal S&P 400 Idx R4 Fund	727,943	*	622,581	*
Principal Mid Cap Growth R4 Fund	197,896		73,000
Principal Diversified Interl R4 Fund	586,071		561,300	*
Principal Intl Emerging Mkts R4 Fund	351,135		107,711
Common stock:
Common stock, VIST Financial Corp.	537,507		453,406

Participant loans	289,886		263,582
	$12,648,702		$9,667,660

*        Represents 5% or more of net assets as of the respective year-end.

**     Contract value of $2,260,749 and $1,270,427 at December 31, 2009 and 2008, respectively.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 3 — Investments (Continued)

The net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought, sold and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2009	2008

Investments at fair value as determined by quoted market prices:
Mutual funds	$2,189,586	$(4,732,478)
Common stock	(202,000)	(549,225)
Investments at estimated fair value:
Common/Collective Trust Funds	27,004	28,895

	$2,014,590	$(5,252,808)

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan.  The prototype plan obtained its latest determination letter on October 27, 2008 in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter to allow rollover contributions to be made in cash or in kind according to procedures set up by the Plan Administrator. However, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 - Related Party Transactions

Certain Plan investments are shares of money market funds, mutual funds, and common/collective trust accounts that are managed by the custodians of the Plan.  The Plan also holds an investment in 102,382 and 58,662 shares of common stock of the Plan sponsor at December 31, 2009 and 2008, respectively.  Therefore, these related transactions qualify as related party transactions.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 7 — Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31:

	2009	2008
Net assets available for benefits per the financial statements	$12,633,426	$9,718,958
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15,276	(59,312)
Amounts reimbursed to participants as excess contributions	0	8,014
Net assets available for benefits per the Form 5500	$12,648,702	$9,667,660

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the year ended December 31:

	2009	2008
Benefits paid to participants per the financial statements	$1,075,254	$2,207,580
Amounts reimbursed to participants per the Form 5500	4,035	19,142
Refund balance to Employer Contributions	0	0
Benefits paid to participants per the Form 5500	$1,079,284	$2,226,722

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to plan year end but not yet paid as of that date.

A reconciliation of investment income (loss) according to the financial statements consists of the following for the year ended December 31:

	2009	2008
Investment gain (loss) per the financial statements	$2,231,478	$(4,961,219)
Depreciation on prior year excess contributions refunded	(3,979)	(1,139)
Adjustment from fair value to contract value for fully Benefit-responsive investment contracts	74,588	(51,599)
Investment income per the Form 5500	$2,302,087	$(5,013,957)

Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 1f

EIN:  23-2354007

PN:  003

December 31, 2009

(a)	Identity of Issue (b)	Description of Investment (c)	** Cost (d)	Current Value (e)

*	Principal Stable Value Sgnture	Common/Collective Trust	N/A	$2,276,025
	Calvert Soc Inv Bond A Fund	Fixed Income - Mutual fund	N/A	165,285
*	Principal Inflation Pro R4 Fund	Fixed Income - Mutual fund	N/A	334,486
*	Principal Inv Lf Tm Strat Inc Sel	Balanced - Mutual fund	N/A	1,156
*	Principal Preferred Sec Sel Fund	Fixed Income - Mutual fund	N/A	1,221,191
*	Principal Inv LifeTime 2010	Balanced - Mutual fund	N/A	241,237
*	Principal Inv LifeTime 2020	Balanced - Mutual fund	N/A	556,249
*	Principal Inv LifeTime 2030	Balanced - Mutual fund	N/A	870,126
*	Principal Inv LifeTime 2040	Balanced - Mutual fund	N/A	349,815
*	Principal Inv LifeTime 2050	Balanced - Mutual fund	N/A	72,160
*	Principal Large Cap Value III R4 Fund	Equity - Mutual fund	N/A	93,734
	Am Funds Fdmntl Inv R3	Equity - Mutual fund	N/A	307,518
	Am Fds Grth Fd of Am R3	Equity - Mutual fund	N/A	247,782
*	Principal Large Cap Growth R4 Fund	Equity - Mutual fund	N/A	977,259
	Davis New York Venture A Fund	Equity - Mutual fund	N/A	1,133,304
*	Principal S&P 500 Idx Inst Fund	Equity - Mutual fund	N/A	436,439
	AIM Capital Development R	Equity - Mutual fund	N/A	564,030
*	Principal Mid Cap Value I R4	Equity - Mutual fund	N/A	23,207
*	Principal Sm Cap Value I R4 Fund	Equity - Mutual fund	N/A	66,255
	Fidelity Adv Small Cap T Fund	Equity - Mutual fund	N/A	21,006
*	Principal S&P 400 Idx R4 Fund	Equity - Mutual fund	N/A	727,943
*	Principal Mid Cap Growth R4 Fund	Equity - Mutual fund	N/A	197,896
*	Principal Diversified Interl R4 Fund	Equity - Mutual fund	N/A	586,071
*	Principal Intl Emerging Mkts R4 Fund	Equity - Mutual fund	N/A	351,135
*	VIST Financial Corp.	Common stock	N/A	537,507
*	Participant loans	4.25% to 9.25%	0	289,886

				$12,648,702

*  Party-in-interest.

** Historical cost has not been presented as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the VIST Financial Corp. 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2010	VIST FINANCIAL CORP.
401(K) RETIREMENT SAVINGS PLAN

VIST FINANCIAL CORP.

	By:	/s/Jenette L.Eck
Jenette L. Eck
Plan Administrator

Exhibit Index

Exhibit
Number
23	Consent of ParenteBeard LLC